January 14, 2015

Ms. Suzanne Hayes

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	WisdomTree Investments, Inc.

Form 10-K for fiscal year ended December 31, 2013

Filed March 3, 2014

File No. 1-10932

Dear Ms. Hayes:

This letter is submitted on behalf of WisdomTree Investments, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2013 as set forth in your letter dated December 30, 2014 addressed to Jonathan Steinberg, Chief Executive Officer and President of the Company.

For reference purposes, the text of the comment letter had been reproduced herein with the Company’s response below each numbered comments. For your convenience, we have italicized the reproduced staff comments from the comment letter.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 1. Business, page 3

1.	We note your statement on page five that you believe ETFs have been one of the most disruptive investment products to emerge in the last two decades in the asset management industry. Please explain what makes them disruptive, how this risk impacts you and how you manage this risk.

RESPONSE: By describing ETFs as one of the most disruptive investment products to emerge over the last two decades, we are referring to the fact that ETFs are one of the fastest growing sectors of the asset management industry over this time period and our subsequent belief that this growth has come at the expense of the traditional mutual fund structure. The following data provided in the first paragraph on page 7 of the Company’s Form 10-K substantiates this claim of significant ETF growth and market share gains from mutual funds. The Company is supplementally delivering to the Staff the source material from the Investment Company Institute that the Company used to support these disclosures. Such materials are in the public domain and therefore are not required to be filed as an expert report:

ETFs are one of the fastest growing sectors of the asset management industry, having expanded from $66 billion in AUM at the beginning of 2000 to $1.7 trillion in AUM at the end of 2013. According to the Investment Company Institute, since 2007 ETFs have generated approximately 51% of the total inflows into ETFs and long-term mutual funds. However, during that time ETFs generated positive inflows into equity funds of approximately $821 billion and long-term equity mutual funds experienced outflows of approximately $298 billion. We believe this trend is due to the inherent benefits of ETFs, that is: transparency, liquidity and tax efficiency.

Ms. Suzanne Hayes

January 14, 2015

The structural differences of ETFs relative to mutual funds are described in detail on page 6 of the Company’s Form 10-K.

Concerning the Staff’s request to explain the impact of this disruption to the Company and the Company’s plans to manage it, we seek to clarify that we view the disruption as an adverse development and long-term business risk for the traditional mutual fund structure, but as a positive development for the newer ETF structure. Accordingly, rather than a risk, we believe the Company is positively positioned to benefit from the growth of ETFs at the expense of mutual funds because we are solely focused on the ETF structure. As such, the Company respectfully submits that no additional disclosure is required.

Exhibits

2.	Please provide your analysis supporting your determination that the following agreements are not material contracts that you should file pursuant to Item 601(b)(10) of Regulation S-K:

•	State Street Bank and Trust Company agreement related to custody services, fund accounting, administration transfer agency and securities lending services; and

•	BNY Mellon and Western Asset Management agreements related to portfolio management services.

Alternatively, file the agreements as exhibits.

RESPONSE: We respectfully advise the Staff that our agreements with State Street Bank and Trust Company, BNY Mellon and Western Asset Management have not been filed as “material contracts” under Item 601(b)(10) of Regulation S-K as they are considered contracts made in the ordinary course of business. While we depend on these third party vendors to provide us with services that are critical to operating our business, the services provided are not unique in character and can be performed by other third parties. For example, BNY Mellon previously provided the WisdomTree Trust with custody services, fund accounting, administration, transfer agency and securities lending services. Commencing in April 2014, State Street began providing these same services to us. We selected State Street from a group of vendors that submitted bids, demonstrating the availability of these services from several third parties. Similarly, the services provided pursuant to the sub-advisor agreements with BNY Mellon and Western Asset Management can be performed by numerous other registered investment advisers who are qualified to provide these services. Over the years, we have entered into agreements with additional sub-advisers and transferred management of certain funds from one adviser to another. The sub-advisor agreements also are terminable by any fund on 60 days’ prior notice and by the adviser on 120 days’ prior notice, further demonstrating their ordinary course nature. Accordingly, the filing of these agreements and the corresponding disclosure of their respective provisions would not enhance an investor’s knowledge of our business in any meaningful way.

We also note that in connection with our Form 10 filing in March 2011, the Staff inquired as to whether our sub-advisor agreements were material agreements required to be filed as exhibits under Item 601(b)(10) of Regulation S-K. We similarly advised the Staff that the agreements were contracts made in the ordinary course of business and the services provided were not unique in character and could be performed by other third parties. The Staff agreed with our response and posed no further comments. Based on the foregoing, we respectfully submit that the State Street, BNY Mellon and Western Asset Management agreements are not material contracts under Item 601(b)(10) of Regulation S-K and need not be filed as exhibits.

Ms. Suzanne Hayes

January 14, 2015

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 22

3.	We note your disclosure on page 24 that you intended to enter into new employment agreements with all of your executive officers prior to your Annual Meeting which was held on June 27, 2014. Please indicate if you have entered into new agreements, and if so please make the appropriate filings. Please see Item 5.02(e) to Form 8-K and Item 601(b)(10) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, please be advised that the Company has not entered into new employment agreements with any of its executive officers. If and when the Company enters into such agreements, the Company will make the appropriate filings in accordance with Item 5.02(e) to Form 8-K and Item 601(b)(10) of Regulation S-K.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments regarding the Company’s filings of this response letter, please contact the undersigned at (917) 267-3747.

Sincerely,

/s/ Peter M. Ziemba

Peter M. Ziemba

Executive Vice President-Business and Legal Affairs, Chief Legal Officer

WisdomTree Investments, Inc.

245 Park Avenue, 35th Floor, New York, NY 10167

Direct Telephone 917-267-3747 Direct Facsimile 917-267-3848 E-Mail: pziemba@wisdomtree.com